UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	July 12, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

VIMPELCOM RECEIVES NOTICE THAT ECO TELECOM LIMITED IS CONVENING AN

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Moscow and New York (July 12, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), announced that on July 12, 2005, the Company received notice that Eco Telecom Limited (“Eco Telecom”), a part of the Alfa group of companies, is convening an Extraordinary General Meeting of Shareholders of the Company (the “EGM”), which shall be held on August 15, 2005. According to the notice, in accordance with Article 55(8) of the Russian Federal Law “On Joint Stock Companies” Eco Telecom is convening the EGM to vote for approval of the acquisition of shares in Closed Joint Stock “Ukrainian Radio Systems”, which constitutes an interested party transaction. The Notice states that shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on July 12, 2005 shall be eligible to participate in and vote at the EGM.

As earlier reported by the Company, at a board meeting held on April 22, 2005, the Company’s board members failed to approve the proposed acquisition of Closed Joint Stock “Ukrainian Radio Systems”. Eco Telecom is convening the EGM on its own initiative and without the Company’s prior approval. The Company’s board of directors has not made any recommendations on how to vote on the EGM agenda item.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

This form 6-K contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the extraordinary meeting of shareholders of the Company being convened by Eco Telecom described above. There can be no assurance that the meeting will take place and that the agenda item will be approved. It is also unclear whether all aspects of the meeting comply or will comply with Russian law and there is no assurance that the meeting or its results will not be challenged. Additionally, if the agenda item is approved at the meeting, there can be no assurance that additional approvals and consents necessary to consummate the acquisition will be obtained in a timely manner or at all or that the acquisition will be consummated. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com